September 25, 2009

Mail Stop 3561

Edward C. Feintech
President and Chief Executive Officer
Smoky Market Foods, Inc.
804 Estates Drive #100
Aptos, CA 95003

RE: Smoky Market Foods, Inc.
File No. 000-52158
Form 8-K: Filed August 6, 2009

Dear Mr. Feintech:

        We have completed our review of your Form 8-K and have no further comments
at this time.

                        Sincerely,

                        Patrick Kuhn
                        Staff Accountant